SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. --)

                           MarketCentral.net, Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   57059T 20 5
                                 (CUSIP Number)

                                    Paul Taylor
                              6401 South Boston Q205
                                Englewood, CO 80111

                                   With copy to:

                          William Stocker Attorney at Law
                             Capistrano Beach, CA 92624
                                   949-487-7295
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                      12/20/01
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No    57059T 20 5

(1)  Names  of  Reporting  Persons  I.R.S. Identification Nos. of Above Persons

Paul Taylor

(2)  Check  the  Appropriate  Box  if  a  Member  of a Group (See Instructions)

(a)  Yes [  ]
(b)  No  [X ]

(3)  SEC  Use  Only  _______________________________

(4)  Source  of  Funds  (See  Instructions) :   PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)__________

(6)  Citizenship  or  Place  of  Organization:     United Kingdom

Number  of  Shares                       (7)Sole  Voting  Power: 6,259,588
Beneficially                             (8)Shared  Voting  Power:  N/A
Owned                                    (9)Sole  Dispositive  Power: 6,259,588
by  Each                                 (10)Shared  Dispositive  Power: N/A
Reporting
Person
With

(11)Aggregate Amount Beneficially Owned by Each Reporting Person: 6,259,588

(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): None

(13)Percent  of  Class  Represented  by  Amount  in  Row  (11): 39.2%

(14)Type  of  Reporting  Person  (See  Instructions): IN (Officer 10% owner)

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                                  SCHEDULE 13D


ITEM  1.  SECURITY  AND  ISSUER.

     The class of securities to which this statement relates is the common stock, of par value $0.001 per share of MarketCentral.Net Corp, 6401 South Boston Q205, Englewood CO 80111.


ITEM  2.  IDENTITY  AND  BACKGROUND.


 (A)  NAME.          Paul  Taylor

 (B)  ADDRESS.     6401  South  Boston  Q205
                    Englewood  CO  80111

 (C)  OCCUPATION.     Chief  Executive  Officer.

 (D) CONVICTIONS. The reporting person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 (E) JUDGMENT, ETC. The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of violation with respect thereto.

 (F) CITIZENSHIP. The Reporting Person is a citizen of United Kingdom, a United States Resident Alien.


ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     6,000,000 shares are purchased (undelivered) from the Issuer for a note for $540,000, which may be paid by offset from the Reporting persons future compensation.

     51,553 shares (undelivered) were purchased from individuals privately for an aggregate of $825,000.

     The remaining shares were issued for conversion of shares pursuant to the acquisition of FCOM, Inc. as stated in the Plan of Reorganization and Acquisition ("POR") filed as an exhibit to the 10KSB for the year ending December 31, 2000.

     175,469 shares were issued for conversion of shares of the Reporting Person's acquired private company, FCOM, Inc. to the Reporting Person.

     16,283 shares were issued for conversion of shares of the Reporting Person's acquired private company, FCOM, Inc. to the Reporting Person's wife.

     16,283 shares were issued for conversion of shares of the Reporting Person's acquired private company, FCOM, Inc. to the Reporting Person's child.

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



     5
     5

Contingencies on the release of shares are deemed substantially satisfied as of December 20, 2001.

ITEM  4.  PURPOSE  OF  TRANSACTION.

      The purpose of the acquisition of these shares was the acquisition of control of the issuer. Mr. Taylor has functioned as CEO since April of 2001, in anticipation of the final closing upon satisfaction of all contingencies and condition. Contingencies on the release of shares are deemed substantially satisfied as of December 20, 2001.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     The Reporting Person is the beneficial owner of 6,259,588 shares of the common stock of the issuer, representing 39.2%. The Reporting Person is deemed to have beneficial ownership of all such shares, as well as sole voting and disposition power with respect thereto. No other person is known to have the right to receive or power to direct receipt of dividends from, or proceeds from the sale of, the common stock beneficially owned by the Reporting Person.

     The Reporting Person is deemed to have beneficial ownership of all such shares, as well as sole voting and disposition power with respect thereto.

     No other person is known to have the right to receive or power to direct receipt of dividends from, or proceeds from the sale of, the common stock beneficially owned by the Reporting Person.

     The Reporting Person has not effected any transactions in the common stock in the past 60 days except as reported herein.


ITEM  6.  CONTRACTS,  ARRANGEMENTS,  UNDERTAKINGS  OR  RELATIONSHIPS
               WITH  RESPECT  TO  SECURITIES  OF  THE  ISSUER.

     None  other  than  disclosed  herein.


ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     None.


ITEM  8.  SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December  27,  2001




     /s/Paul Taylor
     Paul  Taylor
     Chief  Executive  Officer
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